China Shandong Industries Inc.

No. 2888 Qinghe Road

Development Zone Cao County

Shandong Province, 274400 China

March 15, 2012

VIA EDGAR AND OVERNIGHT DELIVERY

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street N.E.

Washington, DC 20549

Attn: Filing Desk

Re:	China Shandong Industries Inc./Application For Withdrawal on Form RW
pursuant to Rule 477 of the Securities Act of 1933, as amended,
Registration Statement on Form S-1 (File No. 333-166172)

Ladies and Gentlemen:

On April 20, 2010, China Shandong Industries Inc., a Delaware corporation (the “Company”), filed Registration Statement No. 333-166172 on Form S-1 (together with the exhibits and amendments thereto, the “Registration Statement”) with the Securities and Exchange Commission (the “Commission”).

Pursuant to Rule 477 under the Act, the Company hereby applies for the withdrawal of the Registration Statement and requests that the Commission consent thereto. No securities have been issued or sold under the Registration Statement. The Registration Statement has not been declared effective by the Commission.

The Company has determined at this time not to proceed with the offering due to market conditions and requests that the Commission consent to this application on the grounds that withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477.

It is our understanding that that this registration withdrawal request will be deemed granted as of the date that it is filed with the Commission unless, within fifteen days after such date, the Company receives notice from the Commission that the request will not be granted.

If you have any questions regarding this letter, please contact me at 8610-58624388.

Sincerely,

CHINA SHANDONG INDUSTRIES INC.

By: /s/ Yuhong Lei

Yuhong Lei
Chief Financial Officer